300 North LaSalle Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

October 23, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Lynn Dicker
Laura Crotty
Suzanne Hayes

Re:	Maravai LifeSciences Holdings, Inc.
Amendment 1 to Draft Registration Statement on Form S-1
Submitted October 14, 2020
CIK No. 0001823239

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 20, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Boston    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

October 23, 2020

Prospectus Summary

Overview, Page 2

1. We note your statement that your CleanCap products are incorporated into six mRNA programs targeting COVID-19 vaccines development and potentially may be used in up to three additional COVID-19 vaccine development programs. Please identify the vaccine developers using CleanCap and their current stage of development. Also, provide the basis of your belief that up to three additional COVID-19 vaccine development plans will incorporate CleanCap products. If these plans are based on conversations with the developers, please briefly describe the conversations.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 2, 6, 8, 123, 126, 133 and 136 to add the bolded language below, identifying the vaccine developers using CleanCap® and their current stage of development.

Pages 2 and 123

As of September 30, 2020, CleanCap® has been used by 109 customers and had been incorporated into several development programs targeting immunization against the novel strain of coronavirus, SARS-CoV-2 (“COVID-19”). These programs included one phase II/III clinical program led by Pfizer in partnership with BioNTech, four phase I/II clinical programs led by Arcturus Therapeutics in partnership with Duke-NUS Medical School, Imperial College London, Fosun Pharma in partnership with BioNTech and CureVac and one pre-clinical program led by the University of Tokyo in partnership with Daiichi-Sankyo. In addition, CleanCap® will potentially be used in three additional COVID-19 mRNA vaccine programs that are in earlier stages of development, led by Chula Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences.

Securities and Exchange Commission

October 23, 2020

Pages 6, 126 and 133

Six of the 25, including one phase II/III clinical program led by Pfizer in partnership with BioNTech, four phase I/II clinical programs led by Arcturus Therapeutics in partnership with Duke-NUS Medical School, Imperial College London, Fosun Pharma in partnership with BioNTech and CureVac and one pre-clinical program led by the University of Tokyo in partnership with Daiichi-Sankyo, involve our CleanCap® products and up to three more in earlier stages of development, led by Chula Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences, will potentially use our CleanCap® products.

Page 8 and 136

As those products proceed through development into commercialization, we believe CleanCap® will be a critical input in on-market vaccines and therapeutics, with 109 customers having used CleanCap® as of September 30, 2020 and six COVID-19 vaccine programs incorporating CleanCap® as of September 30, 2020, including one phase II/III clinical program led by Pfizer in partnership with BioNTech, four phase I/II clinical programs led by Arcturus Therapeutics in partnership with Duke-NUS Medical School, Imperial College London, Fosun Pharma in partnership with BioNTech and CureVac and one pre-clinical program led by the University of Tokyo in partnership with Daiichi-Sankyo. We expect to supply our customers throughout their products’ life cycle.

Risk Factors

Our certificate of incorporation will designate the Court of Chancery…, Page 67

2. We note the sentence added at the end of this risk factor in response to our prior comment 4. Please further revise your disclosure to address whether there is currently any question as to whether a court would enforce the forum selection provision, and indicate that shareholders may experience increased costs as a result of the selection of the Court of Chancery of Delaware as the exclusive forum for the noted litigation matters.

Response

In response to the Staff’s comment, the Company has amended its disclosure on page 67 to add the bolded language below, addressing whether there is currently any question as to whether a court would enforce the forum selection provision and indicating that shareholders may experience increased costs as a result of the selection of the Court of Chancery of Delaware as the exclusive forum for the noted litigation matters.

Securities and Exchange Commission

October 23, 2020

The forum selection provision in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

Management Discussion and Analysis

Results of Operations for the Year Ended December 31, 2018 and 2019

Adjusted EBITDA and Segment Information, Page 103

3. We note your response to comment six and that you to continue to describe Adjusted EBITDA as not “representative of [y]our ongoing operating performance” and that it does not “reflect the core operations” as disclosed on pages 99, 103 and F-42. Please revise to present a balanced discussion that reflects your disclosures throughout the filing that acquisitions are a significant part of your business strategy, as noted under “Our Strategy” on page 9, which have a direct impact on your core operations.

Response

The Company acknowledges the Staff’s comment and notes that, although strategically pursuing acquisition opportunities as they arise is part of the Company’s growth strategy, acquisitions do not form part of its core operations, and the size, manner and volume of acquisitions that the Company pursues and/or completes has varied materially in different periods. The Company’s senior management believes it is appropriate to adjust for acquisition integration costs and merger and acquisition related expenses in order to allow investors to meaningfully compare the results of the Company’s core operations across periods. Adjustment for these acquisition integration costs and merger and acquisition related expenses is also consistent with how management evaluates performance of the business and makes resource allocation decisions. In response to the Staff’s comment, the Company has revised its disclosures throughout the prospectus to clarify that pursuing acquisitions will not be a core part of its business and any such acquisitions will be opportunistic and strategic in nature.

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Securities and Exchange Commission

October 23, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Kevin Herde
Chief Financial Officer, Maravai LifeSciences Holdings, Inc.

Alan F. Denenberg, Esq.
Davis Polk & Wardwell LLP